

Term Sheet

Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-HY2
Trust

WaMu Asset Acceptance Corp.
Depositor

Washington Mutual Mortgage Securities Corp.
Sponsor

Washington Mutual Bank
Servicer

LaSalle Bank National Association
Trustee

WaMu Capital Corp.
Lead Manager

March 26, 2007

Closing Date	**March 28, 2007**
Investor Settlement Date	**March 28, 2007**
First Distribution Date	**April 25, 2007**
Cut-Off Date	**March 1, 2007**



WaMu Capital Corp.

A Washington Mutual, Inc. Company

Important Notice About Information Presented in this
Preliminary Term Sheet

The securities described in this preliminary term sheet may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should carefully consider the risks of these securities.

We do not intend that there be any sale of the securities discussed in this preliminary term sheet in any state in which such offer or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state.

The issuer has filed a registration statement (including a prospectus) on Form S-3 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you so request by calling toll-free 1-800-667-9569.

We will provide information to you about the offered certificates in two separate documents that progressively provide more detail: (a) a prospectus, which provides general information, some of which may not apply to your series of certificates, and (b) the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series HY free writing prospectus, along with this preliminary term sheet, describes more specifically the terms of your series of certificates. This preliminary term sheet does not contain all of the information that is required to be included in the prospectus and the prospectus supplement that will be prepared for your series of certificates. The information in this preliminary term sheet is subject to completion or change. The information in this preliminary term sheet supersedes information contained in any prior term sheet relating to these securities prior to the time of your commitment to purchase. To understand the terms of the offered certificates, read carefully this entire preliminary term sheet and the prospectus and the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series HY free writing prospectus we will provide you. You may obtain a copy of the prospectus and the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series HY free writing prospectus by contacting WaMu Capital Corp. at 1-800-667-9569.

THE DATA DESCRIBING THE MORTGAGE POOL IN THIS PRELIMINARY TERM SHEET REFLECTS THE PRELIMINARY CHARACTERISTICS OF THE MORTGAGE POOL AS OF THE CUT-OFF DATE, WHICH IS 3/01/07. THE PROSPECTUS SUPPLEMENT THAT WILL BE PREPARED FOR THIS TRANSACTION WILL REFLECT THE FINAL MORTGAGE POOL DATA AS OF THE CUT-OFF DATE, UNLESS INDICATED OTHERWISE. ONCE AVAILABLE, A FINAL PROSPECTUS AND PROSPECTUS SUPPLEMENT MAY BE OBTAINED WITHOUT CHARGE BY CONTACTING WAMU CAPITAL CORP. AT 1-800-667-9569.

This preliminary term sheet is being delivered to you solely to provide you with information about the offering of the mortgage-backed securities referred to in this preliminary term sheet. The mortgage-backed securities referred to in this preliminary term sheet are being offered when, as and if issued. Our obligation to sell securities to you is conditioned on the securities having the characteristics described in this preliminary term sheet. If that condition is not satisfied, we will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.

WaMu Capital Corp.
A Washington Mutual, Inc. Company

Description of Certificates

Class [1]	Principal/Notional Amount ($)(Approx.) [2][4]	WAL(Years)To CPB/Mat. [3]	PrincipalWindow(Months)To CPB/Mat. [3]	CertificateInterestRate	TrancheType	Expected RatingsS&P/Fitch
1-A-1	163,711,000	2.50 / 3.29	1-60 / 1-360	Variable [5]	Senior	AAA/AAA
1-A-2	9,988,000	2.50 / 3.29	1-60 / 1-360	Variable [5]	Senior/Mezzanine	AAA/AAA
1-X-PPP	184,296,970	N/A	N/A	Variable [6]	Senior IO/Prepayment	AAA/AAA
2-A-1	93,070,000	3.34 / 3.50	1-84 / 1-360	Variable [7]	Senior/PAC	AAA/AAA
2-A-2	52,700,000	1.25 / 1.25	1-84 / 1-360	Variable [8]	Senior	AAA/AAA
2-A-3	13,160,000	6.12 / 10.09	1-84 / 1-360	Variable [8]	Senior	AAA/AAA
2-A-4	9,696,000	2.88 / 3.30	1-84 / 1-360	Variable [8]	Senior/Mezzanine	AAA/AAA
2-A-1-X	93,070,000	N/A	N/A	Variable [9]	Senior/IO	AAA/AAA
2-PPP	100	N/A	N/A	N/A [10]	Senior/Prepayment Penalt	AAA/AAA
3-A-1	40,813,000	3.14 / 3.31	1-120 / 1-360	Variable [11]	Senior	AAA/AAA
3-A-2	5,303,000	3.14 / 3.31	1-120 / 1-360	Variable [11]	Senior/Mezzanine	AAA/AAA
3-PPP	100	N/A	N/A	N/A [12]	Senior/Prepayment Penalt	AAA/AAA
R	100	0.08 / 0.08	1-1 / 1-1	Variable [5]	Senior/Residual	AAA/AAA
B-1	8,862,000	4.79 / 6.09	1-120 / 1-360	Variable [13]	Subordinate	AA/AA
B-2	4,945,000	4.79 / 6.09	1-120 / 1-360	Variable [13]	Subordinate	A/A
B-3	2,885,000	4.79 / 6.09	1-120 / 1-360	Variable [13]	Subordinate	BBB/BBB
B-4	3,091,000	**Not Offered Hereby**		Variable [13]	Subordinate	BB/BB
B-5	2,267,000	**Not Offered Hereby**		Variable [13]	Subordinate	B/B
B-6	1,649,221	**Not Offered Hereby**		Variable [13]	Subordinate	NR/NR

(1) Distributions on the Class 1-A-1, Class 1-A-2 and Class 1-X-PPP Certificates will be derived primarily from a pool of 5/1 adjustable rate mortgage loans (the "**Group 1 Mortgage Loans**"). Distributions on the Class 2-A-1, Class 2-A-2 and Class 2-PPP Certificates will be derived primarily from a pool of 7/1 adjustable rate mortgage loans (the "**Group 2 Mortgage Loans**"). Distributions on the Class 3-A-1, Class 3-A-2 and Class 3-PPP Certificates will be derived primarily from a pool of 10/1 adjustable rate mortgage loans (the "**Group 3 Mortgage Loans**" and, together with the Group 1 Mortgage Loans and Group 2 Mortgage Loans, the "**Mortgage Loans**"). Distributions on the Subordinate Certificates (as defined herein) will be derived from the Group 1 Mortgage Loans, Group 2 Mortgage Loans and Group 3 Mortgage Loans. Distributions on the Class R Certificates will be derived from the Group 1 Mortgage Loans.

(2) Class sizes are subject to final collateral pool size and rating agency approval and may increase or decrease by up to 10%.

(3) WAL and Payment Windows for the Offered Certificates are shown based on the Pricing Prepayment Speed (as defined herein) to the reset date and to maturity.

(4) Credit support for the Certificates will be provided through subordination and shifting interest.

(5) The Class 1-A-1, Class 1-A-2 and Class R Certificates will accrue interest at a per annum interest rate equal to the Net Group 1 Weighted Average Pass-Through Rate (as defined herein).

(6) For each Distribution Date in or before December 2011, the Class 1-X-PPP Certificates will accrue interest on the Class 1-X-PPP Notional Amount (as defined herein). The initial Class 1-X-PPP Notional Amount will be approximately $184,296,970. For each Distribution Date in or before December 2011, the Class 1-X-PPP Certificates will accrue interest at a Certificate Interest Rate equal to 0.75% per annum. The Class 1-X-PPP

13



Certificates will not receive distributions of interest on any Distribution Date after December 2011. The Class 1-X-PPP Certificates will not receive distributions of principal on any Distribution Date.

In addition, the Class 1-X-PPP Certificates will be entitled to receive prepayment penalty payments, with respect to voluntary full prepayments, remitted to the trust for certain Group 1 Mortgage Loans.

(7) For each Distribution Date in or before January 2014, the Class 2-A-1 Certificates will accrue interest at a per annum interest rate equal to the Group 2 Weighted Average Pass-Through Rate (as defined herein) less 0.25%. For each Distribution Date after January 2014, the Class 2-A-1 Certificates will accrue interest at a per annum interest rate equal to the Group 2 Weighted Average Pass-Through Rate.

(8) The Class 2-A-2, Class 2-A-3 and Class 2-A-4 Certificates will accrue interest at a per annum interest rate equal to the Group 2 Weighted Average Pass-Through Rate.

(9) For each Distribution Date in or before January 2014, the Class 2-A-1-X Certificates will accrue interest on the Class 2-A-1-X Notional Amount (as defined herein). The initial Class 2-A-1-X Notional Amount will be approximately $93,070,000. For each Distribution Date in or before January 2014, the Class 2-A-1-X Certificates will accrue interest at a Certificate Interest Rate equal to 0.25% per annum. The Class 2-A-1-X Certificates will not receive distributions of interest on any Distribution Date after January 2014. The Class 2-A-1-X Certificates will not receive distributions of principal on any Distribution Date

(10) The Class 2-PPP Certificates will receive $100 of principal on the Distribution Date in March 2011. The Class 2-PPP Certificates will not receive any distributions of interest, nor will they receive distributions of principal on any other Distribution Date. The Class 2-PPP Certificates will also have a notional balance; however, the Class 2-PPP Certificates will not accrue interest on their notional balance. The Class 2-PPP notional amount will equal the aggregate principal balance of the Group 2 Mortgage Loans as of the Cut-Off Date. The Class 2-PPP Certificates will be entitled to receive prepayment penalty payments, with respect to voluntary full prepayments, remitted to the trust for certain Group 2 Mortgage Loans.

(11) The Class 3-A-1 and Class 3-A-2 Certificates will accrue interest at a per annum interest rate equal to the Group 3 Weighted Average Pass-Through Rate (as defined herein).

(12) The Class 3-PPP Certificates will receive $100 of principal on the Distribution Date in March 2011. The Class 3-PPP Certificates will not receive any distributions of interest, nor will they receive distributions of principal on any other Distribution Date. The Class 3-PPP Certificates will also have a notional balance; however, the Class 3-PPP Certificates will not accrue interest on their notional balance. The Class 3-PPP notional amount will equal the aggregate principal balance of the Group 3 Mortgage Loans as of the Cut-Off Date. The Class 3-PPP Certificates will be entitled to receive prepayment penalty payments, with respect to voluntary full prepayments, remitted to the trust for certain Group 3 Mortgage Loans.

(13) The Subordinate Certificates will accrue interest at a per annum interest rate equal to the Subordinate Weighted Average Pass-Through Rate (as defined herein).



WaMu Capital Corp.
A Washington Mutual, Inc. Company

Transaction Summary

Depositor:	WaMu Asset Acceptance Corp. ("**WAAC**").
Trust:	Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-HY2 Trust.
Servicer:	Washington Mutual Bank ("**WMB**").
Lead Manager:	WaMu Capital Corp.
Trustee:	LaSalle Bank National Association.
Delaware Trustee:	Christiana Bank & Trust Company.
Rating Agencies:	It is anticipated that the Offered Certificates will be rated by Standard & Poor's and Fitch and assigned the credit ratings described herein.
Cut-off Date:	March 1, 2007.
Expected Pricing Date:	On or before March 23, 2007.
Closing Date:	March 28, 2007.
Servicing Fee:	For (a) the Group 1 Mortgage Loans, 0.375% per annum, (b) the Group 2 Mortgage Loans, 1.000% per annum, and (c) the Group 3 Mortgage Loans, 0.250% per annum, (plus, in the case of certain Mortgage Loans with lender paid primary mortgage insurance, the amount of the monthly portion of the applicable insurance premium required to be paid at origination, even if no longer required to be paid), with a weighted average for the first Distribution Date of approximately 0.650% per annum, respectively.
Distribution Date:	The 25th of each month (or if such day is not a business day, the next succeeding business day), commencing in April 2007.
Due Period:	With respect to any Distribution Date, the calendar month immediately preceding such Distribution Date.
Due Date:	The first day of any calendar month.
Group 1-A Certificates:	Classes 1-A-1 and 1-A-2.
Group 2-A Certificates:	Classes 2-A-1, 2-A-2, 2-A-3, 2-A-4 and 2-A-1-X.
Group 3-A Certificates:	Classes 3-A-1 and 3-A-2.
Class A Certificates:	Group 1-A, Group 2-A and Group 3-A Certificates.
Senior Certificates:	Class A, Class R, Class 1-X-PPP, Class 2-PPP and Class 3-PPP Certificates.
Senior Subordinate Certificates:	Classes B-1, B-2 and B-3.
Junior Subordinate Certificates:	Classes B-4, B-5 and B-6.
Subordinate Certificates:	Senior Subordinate Certificates and Junior Subordinate Certificates.



WaMu Capital Corp.
A Washington Mutual, Inc. Company

Certificates:	Senior Certificates and Subordinate Certificates.
Offered Certificates:	Senior Certificates and Senior Subordinate Certificates.
Non-Offered Certificates:	Junior Subordinate Certificates.
Registration:	Each class of Offered Certificates will initially be represented by a single Certificate registered in the name of Cede & Co., a nominee of The Depository Trust Company, New York, New York.
Federal Tax Treatment:	For federal income tax purposes, one or more REMIC elections will be made with respect to the Trust. For federal tax income purposes, the Offered Certificates (other than the Class R, Class 2-PPP and Class 3-PPP Certificates and the portion of the Class 1-X-PPP Certificates that represent the right to receive certain prepayment penalties) will represent ownership of REMIC regular interests. The Class R Certificates will represent ownership of a REMIC residual interest for federal income tax purposes. The Class 2-PPP and Class 3-PPP Certificates and the portion of the Class 1-X-PPP Certificates that represent the right to receive certain prepayment penalties will be treated as stripped interests in the related Mortgage Loans for federal income tax purposes, and will not represent an interest in any REMIC.
SMMEA Treatment:	The Class A, Class 1-X-PPP and Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("**SMMEA**").
ERISA Eligibility:	The Offered Certificates (other than the Class R, Class 1-X-PPP, Class 2-PPP and Class 3-PPP Certificates) are expected to be eligible for purchase by a person investing assets of employee benefit plans or individual retirement accounts (each, a **"Plan Investor"**). Prospective investors should review with their legal advisors whether the purchase and holding of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws. The Class R, Class 1-X-PPP, Class 2-PPP and Class 3-PPP Certificates are not expected to be eligible for purchase by Plan Investors.
Optional Termination:	The terms of the transaction allow for an optional termination of the Trust which may be exercised once the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (a "**Clean-Up Call Option Date**").
Day Count:	30/360.
Interest Accrual Period:	The interest accrual period with respect to the Offered Certificates entitled to interest for a given Distribution Date will be the calendar month immediately preceding the month during which such Distribution Date occurs.
Accrued Interest:	The Offered Certificates entitled to interest settle with accrued interest. The price to be paid by investors for the Offered Certificates will include accrued interest from the Cut-off Date to, but not including, the Closing Date (27 days). The Class PPP Certificates will not receive any distributions of interest.
Pricing Prepayment Speed:	25% CPB.



WaMu Capital Corp.
A Washington Mutual, Inc. Company

Compensating Interest:	Compensating interest paid by the Servicer with respect to each loan group will equal the least of (a) any shortfall for the previous month in interest collections resulting from the timing of payoffs on the Mortgage Loans in that loan group made from the 15th day of the calendar month before the Distribution Date to the last day of such month, (b) the sum of 1/12 of 0.050% of the aggregate Stated Principal Balance of the Mortgage Loans in that loan group, any reinvestment income realized by the Servicer relating to payoffs on the Mortgage Loans in that loan group made during the prepayment period, and interest payments on the payoffs in that loan group received during the period of the 1st day through the 14th day of the month of the Distribution Date, as applicable and (c) 1/12 of 0.125% of the aggregate Stated Principal Balance of the Mortgage Loans in that loan group.
Mortgage Loans:	The Mortgage Loans consist of Alt-A, adjustable rate, first lien residential mortgage loans. The Mortgage Loans are indexed to either Six-Month LIBOR or One-Year LIBOR and have initial rate adjustments occurring approximately 5, 7 or 10 years after the first payment date of each Mortgage Loan ("5/1 ARM", "7/1 ARM" and "10/1 ARM", respectively).
	It is expected that the characteristics of the Mortgage Loans on the closing date will be substantially similar to the characteristics of the Mortgage Loans described herein. The initial principal balance of any of the Offered Certificates on the Closing Date is subject to an increase or decrease of up to 10% from the amounts shown herein.

Originator Concentrations	Approx %
Washington Mutual Bank	70.6%
Plaza Home Mortgage, Inc.	13.0%
All Other Originators Less Than 10%	

Group 1 Weighted Average Pass-Through Rate:	For any Distribution Date, the weighted average of the mortgage interest rates on the Group 1 Mortgage Loans as of the second preceding Due Date less the per annum rate at which the related Servicing Fee is calculated.
Net Group 1 Weighted Average Pass-Through Rate:	For any Distribution Date in or before December 2011, the Group 1 Weighted Average Pass-Through Rate for such Distribution Date reduced by 0.75%; and for any Distribution Date after December 2011, the Group 1 Weighted Average Pass-Through Rate for such Distribution Date.
Group 2 Weighted Average Pass-Through Rate:	For any Distribution Date, the weighted average of the mortgage interest rates on the Group 2 Mortgage Loans as of the second preceding Due Date less the per annum rate at which the related Servicing Fee is calculated.
Group 3 Weighted Average Pass-Through Rate:	For any Distribution Date, the weighted average of the mortgage interest rates on the Group 3 Mortgage Loans as of the second preceding Due Date less the per annum rate at which the related Servicing Fee is calculated.

Subordinate Weighted



Average Pass-Through Rate:	For any Distribution Date, the quotient expressed as a percentage, of:
	(a) the sum of:
	      (i) the product of (x) the Net Group 1 Weighted Average Pass-Through Rate and (y) the Subordinate Component Balance (as defined herein) for loan group 1 immediately before that Distribution Date;
	      (ii) the product of (x) the Group 2 Weighted Average Pass-Through Rate and (y) the Subordinate Component Balance for loan group 2 immediately before that Distribution Date; and
	      (iii) the product of (x) the Group 3 Weighted Average Pass-Through Rate and (y) the Subordinate Component Balance for loan group 3 immediately before that Distribution Date;
	
	     divided by:
	
	(b) the sum of the Subordinate Component Balances for loan group 1, loan group 2 and loan group 3 immediately before that Distribution Date.

Subordinate Component Balance:	With respect to loan group 1, loan group 2 or loan group 3 as of any date of determination, the then outstanding aggregate Stated Principal Balance of the Mortgage Loans in that loan group minus the then outstanding aggregate Class Principal Balance of the related Class A Certificates (and, in the case of loan group 1, the Class R Certificates).
Class 1-X-PPP Notional Amount:	For any Distribution Date in or before December 2011, the aggregate principal balance of the Group 1 Mortgage Loans as of the second preceding Due Date (after giving effect to (a) the payments due on the Group 1 Mortgage Loans on that Due Date and (b) except for the first Distribution Date, any Payoffs on the Group 1 Mortgage Loans received on or before the 14th day of the calendar month of that Due Date); and for any Distribution Date after December 2011, zero.
Class 2-A-1-X Notional Amount:	For any Distribution Date in or before January 2014, the Class 2-A-1 Principal Balance for such Distribution Date; and for any Distribution Date after January 2014, zero.
Stated Principal Balance:	For any Mortgage Loan for any date of determination, its principal balance as of the Cut-Off Date, after application of all scheduled principal payments due on or before the Cut-Off Date, whether or not received, reduced by all amounts allocable to principal that have been distributed to certificateholders with respect to that Mortgage Loan on or before that date of determination, and as further reduced by the amount of any realized loss on that Mortgage Loan allocable to principal incurred in any calendar month prior to the month of the date of determination (except, if the date of determination is earlier in the month than the Distribution Date, for the immediately preceding calendar month).
Class Principal Balance:	For any Distribution Date and for any class of certificates, the aggregate amount of principal to which it is entitled on the Closing Date, reduced by all distributions of principal to that class and all allocations of losses required to be borne by that class before that Distribution Date.
Servicer Advances:	The Servicer will advance principal and interest provided the Servicer determines the advance is recoverable from future payments.



WaMu Capital Corp.
A Washington Mutual, Inc. Company

Credit Enhancement:	Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval.
	Credit enhancement for the Senior Certificates will consist of the subordination of the Subordinate Certificates, initially 5.75% total subordination.
Shifting Interest:	For each Distribution Date before April 2014, the Subordinate Certificates will be locked out from receipt of unscheduled principal (unless the Class A Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the Washington Mutual Mortgage Pass-Through Certificates, WMALT Series HY free writing prospectus), the Subordinate Certificates will receive increasing portions of unscheduled principal.

The Subordinate Certificates will receive the following portions of unscheduled principal:

Periods			Portion of Unscheduled Principal (%)
April 2007	-	March 2014	0% Pro Rata Share
April 2014	-	March 2015	30% Pro Rata Share
April 2015	-	March 2016	40% Pro Rata Share
April 2016	-	March 2017	60% Pro Rata Share
April 2017	-	March 2018	80% Pro Rata Share
April 2018 and after			100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates has doubled (subject to the performance triggers described in the Washington Mutual Mortgage Pass-Through Certificates, WMALT Series HY free writing prospectus), (i) in or prior to the Distribution Date in March 2010, and the cumulative realized losses on the Group 1, Group 2 and Group 3 Mortgage Loans allocated to the Subordinate Certificates, as a percentage of the aggregate Class Principal Balance of the Subordinate Certificates as of the Closing Date, do not exceed 20%, the Subordinate Certificates will be entitled to 50% of their pro rata share of unscheduled principal or (ii) after the Distribution Date in March 2010, and the cumulative realized losses on the Group 1, Group 2 and Group 3 Mortgage Loans allocated to the Subordinate Certificates, as a percentage of the aggregate Class Principal Balance of the Subordinate Certificates as of the Closing Date, do not exceed 30%, the Subordinate Certificates will be entitled to 100% of their pro rata share of unscheduled principal.

Notwithstanding the foregoing, for any Distribution Date, in the event that any of the **"Group 1 Senior Percentage"** (the aggregate principal balance of the Group 1-A and Class R Certificates, divided by the aggregate principal balance of the Group 1 Mortgage Loans, in each case immediately before the Distribution Date), the **"Group 2 Senior Percentage"** (the aggregate principal balance of the Group 2-A Certificates, divided by the aggregate principal balance of the Group 2 Mortgage Loans, in each case immediately before the Distribution Date), or the **"Group 3 Senior Percentage"** (the aggregate principal balance of the Group 3-A Certificates, divided by the aggregate principal balance of the Group 3 Mortgage Loans, in each case immediately before the Distribution Date) for that Distribution Date exceeds the initial Group 1, Group 2 or Group 3 Senior Percentage, respectively, as of the Closing Date, then the Group 1-A, Group 2-A and Group 3-A Certificates will receive all unscheduled principal collected on the Group 1, Group 2, and Group 3 Mortgage Loans, respectively.

Mortgage Insurance:	As of the Cut-Off Date, all of the mortgage loans with LTV's greater than 80% are covered by either borrower-paid or lender-paid mortgage insurance, unless indicated otherwise.
Realized Loss:	With respect to a defaulted Mortgage Loan that is liquidated, an amount equal to the portion of the principal balance remaining unpaid after the application of all liquidation proceeds,


insurance proceeds and condemnation awards, net of amounts reimbursable to the Servicer for the related advances and the applicable servicing fee in respect to such Mortgage Loan.

Allocation of Realized Losses:	Any loss realized on a Group 1, Group 2 or Group 3 Mortgage Loan will be allocated among the Certificates as follows:

(i)   for losses allocable to principal:

(a)   first, to the Junior Subordinate Certificates in reverse numerical order, until their aggregate Class Principal Balance has been reduced to zero;

(b)   second, to the Class B-3 Certificates, until the Class B-3 Principal Balance has been reduced to zero;

(c)   third, to the Class B-2 Certificates, until the Class B-2 Principal Balance has been reduced to zero;

(d)   fourth, to the Class B-1 Certificates, until the Class B-1 Principal Balance has been reduced to zero; and

(e)   fifth, (i) in the case of any loss with respect to a Group 1 Mortgage Loan, first to the Class 1-A-2 Certificates until the Class 1-A-2 Principal Balance has been reduced to zero and second, to the Class 1-A-1 Certificates until the Class 1-A-1 Principal Balance has been reduced to zero; (ii) in the case of any loss with respect to a Group 2 Mortgage Loan, first to the Class 2-A-4 Certificates until the Class 2-A-4 Principal Balance has been reduced to zero and second, to the Class 2-A-1, Class 2-A-2 and Class 2-A-3 Certificates, pro rata, until their Class Principal Balances have each been reduced to zero; and (iii) in the case of any loss with respect to a Group 3 Mortgage Loan, first to the Class 3-A-2 Certificates until the Class 3-A-2 Principal Balance has been reduced to zero and second, to the Class 3-A-1 Certificates until the Class 3-A-1 Principal Balance has been reduced to zero;

          and

(ii)   for losses allocable to interest:

(a)   first, to the Junior Subordinate Certificates in reverse numerical order, in reduction of accrued but unpaid interest and then in reduction of the Class Principal Balances of those certificates;

(b)   second, to the Class B-3 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class B-3 Principal Balance;

(c)   third, to the Class B-2 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class B-2 Principal Balance;

(d)   fourth, to the Class B-1 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class B-1 Principal Balance; and

(e)   fifth, (i) in the case of any loss with respect to a Group 1 Mortgage Loan, to the Class 1-A-1, Class 1-A-2 and Class 1-X-PPP Certificates**,** pro rata, in reduction of accrued but unpaid interest thereon and then to the Class 1-A-1 and Class 1-A-2 Certificates, pro rata, in reduction of their Class Principal Balances; (ii) in the case of any loss with respect to a Group 2 Mortgage Loan, first, to the Class 2-A-4 Certificates in reduction of accrued but unpaid interest thereon and then in reduction of the Class 2-A-4 Principal Balance and second, to the Class 2-A-1, Class 2-A-2, Class 2-A-3 and Class 2-A-1-X Certificates, pro rata, in reduction of accrued but unpaid interest thereon and then to the Class 2-A-1, Class 2-A-2 and Class 2-A-3 Certificates, pro rata, in reduction of their Class Principal Balances; and (iii) in the case of any loss with respect to a Group 3 Mortgage Loan, first, to the Class 3-A-2 Certificates in reduction of accrued but unpaid interest thereon and then in reduction of the Class 3-A-2



Principal Balance and second, to the Class 3-A-1 Certificates in reduction of accrued but unpaid interest thereon and then in reduction of the Class 3-A-1 Principal Balance;

provided, however, that losses allocated to principal and interest that would otherwise be allocable to the Class 1-A-1 Certificates will be allocated instead to the Class 1-A-2 Certificates, until the Class 1A-2 Principal Balance has been reduced to zero.

Because the Subordinate Certificates represent interests in the Group 1, Group 2 and Group 3 Mortgage Loans, the Class Principal Balances of those Subordinate Certificates could be reduced to zero as a result of realized losses on the Mortgage Loans in any of these loan groups. Therefore, the allocation of realized losses on the Group 1, Group 2 and Group 3 Mortgage Loans to the Subordinate Certificates will reduce the subordination provided by those Subordinate Certificates to all of the Senior Certificates, including the Senior Certificates related to any of these loan groups that did not suffer any losses. This will increase the likelihood that future realized losses may be allocated to the Senior Certificates related to a loan group that did not suffer those previous losses.

Cross-Collateralization:	In some limited circumstances, principal and interest collected from one or more of the three loan groups may be used to pay principal or interest, or both, to the Class A Certificates unrelated to that loan group or loan groups, before making payments to the Subordinate Certificates.

Certificates Priority of Distributions:

Available funds from the Group 1, Group 2 and Group 3 Mortgage Loans will be distributed in the following order of priority:

1) to the Group 1-A, Group 2-A, Group 3-A, Class 1-X-PPP and Class R Certificates, accrued and unpaid interest, pro rata, at the related certificate interest rate, on the related Class Principal Balance or Class Notional Amount, as applicable;

2) from the Group 1 Mortgage Loans, as principal, sequentially, as follows:

   (a)   first, to the Class R Certificates, until the Class R Principal Balance is reduced to zero; and

   (b)   second, to the Group 1-A Certificates, pro rata according to Class Principal Balance until their Class Principal Balances have each been reduced to zero;

3) from the Group 2 Mortgage Loans, as principal, concurrently, as follows:

   (i)   94.2499970349%, sequentially, as follows:

      (a)   first, to the Class 2-A-1 Certificates, the amount necessary to reduce the Class 2-A-1 Principal Balance to its planned principal balance for that Distribution Date as shown in the PAC Schedule in Appendix A;

      (b)   second, to the Class 2-A-2 Certificates, until the Class 2-A-2 Principal Balance has been reduced to zero;

      (c)   third, to the Class 2-A-3 Certificates, until the Class 2-A-3 Principal Balance has been reduced to zero; and

      (d)   fourth, to the Class 2-A-1 Certificates, until the Class 2-A-1 Principal Balance has been reduced to zero; and

   (ii)   5.7500029651% to the Class 2-A-4 Certificates, until the Class 2-A-4 Principal Balance has been reduced to zero;



4) from the Group 3 Mortgage Loans, as principal, to the Group 3-A Certificates, pro rata according to Class Principal Balance until their Class Principal Balances have each been reduced to zero;

5) to the Class B-1 Certificates, accrued and unpaid interest at the Class B-1 certificate interest rate;

6) to the Class B-1 Certificates, principal allocable to such Class;

7) to the Class B-2 Certificates, accrued and unpaid interest at the Class B-2 certificate interest rate;

8) to the Class B-2 Certificates, principal allocable to such Class;

9) to the Class B-3 Certificates, accrued and unpaid interest at the Class B-3 certificate interest rate;

10) to the Class B-3 Certificates, principal allocable to such Class;

10) to the Class B-4, Class B-5 and Class B-6 Certificates, in sequential order, accrued and unpaid interest and principal in the same manner as for the Senior Subordinate Certificates; and

11) to the Class R Certificate, any remaining amount.

APPENDIX A

PAC SCHEDULE

Distribution Date	Class 2-A-1 Planned Principal Balance ($)	Distribution Date	Class 2-A-1 Planned Principal Balance ($)
April 25, 2007	93,070,000.00	November 25, 2010	39,554,995.38
May 25, 2007	91,580,940.93	December 25, 2010	38,536,389.40
June 25, 2007	90,104,961.63	January 25, 2011	37,526,747.98
July 25, 2007	88,641,947.66	February 25, 2011	36,525,992.71
August 25, 2007	87,191,785.62	March 25, 2011	35,534,045.89
September 25, 2007	85,754,363.07	April 25, 2011	34,550,830.47
October 25, 2007	84,329,568.57	May 25, 2011	33,576,270.08
November 25, 2007	82,917,291.65	June 25, 2011	32,610,289.03
December 25, 2007	81,517,422.82	July 25, 2011	31,652,812.29
January 25, 2008	80,129,853.52	August 25, 2011	30,721,897.35
February 25, 2008	78,754,476.17	September 25, 2011	29,818,338.12
March 25, 2008	77,391,184.11	October 25, 2011	28,941,331.24
April 25, 2008	76,039,871.62	November 25, 2011	28,090,096.95
May 25, 2008	74,700,433.91	December 25, 2011	27,263,878.36
June 25, 2008	73,372,767.11	January 25, 2012	26,461,940.82
July 25, 2008	72,056,768.24	February 25, 2012	25,683,571.22
August 25, 2008	70,752,335.23	March 25, 2012	24,928,077.40
September 25, 2008	69,459,366.93	April 25, 2012	24,194,787.50
October 25, 2008	68,177,763.03	May 25, 2012	23,483,049.40
November 25, 2008	66,907,424.12	June 25, 2012	22,792,230.11
December 25, 2008	65,648,251.67	July 25, 2012	22,121,715.22
January 25, 2009	64,400,148.00	August 25, 2012	21,470,908.36
February 25, 2009	63,163,016.29	September 25, 2012	20,839,230.67
March 25, 2009	61,936,760.55	October 25, 2012	20,226,120.28
April 25, 2009	60,721,285.65	November 25, 2012	19,631,031.81
May 25, 2009	59,516,497.30	December 25, 2012	19,053,435.90
June 25, 2009	58,322,302.00	January 25, 2013	18,492,818.71
July 25, 2009	57,138,607.11	February 25, 2013	17,948,681.52
August 25, 2009	55,965,320.77	March 25, 2013	17,420,540.21
September 25, 2009	54,802,351.93	April 25, 2013	16,907,924.90
October 25, 2009	53,649,610.35	May 25, 2013	16,377,673.66
November 25, 2009	52,507,006.58	June 25, 2013	15,895,713.28
December 25, 2009	51,374,451.93	July 25, 2013	15,381,219.64
January 25, 2010	50,251,858.50	August 25, 2013	14,887,835.24
February 25, 2010	49,139,139.17	September 25, 2013	14,126,121.71
March 25, 2010	48,036,207.57	October 25, 2013	13,404,600.38
April 25, 2010	46,942,978.09	November 25, 2013	12,867,742.02
May 25, 2010	45,859,365.86	December 25, 2013	11,873,748.63
June 25, 2010	44,785,286.77	January 25, 2014	10,821,566.85
July 25, 2010	43,720,657.43	February 25, 2014	4,895,722.25
August 25, 2010	42,665,395.20	March 25, 2014	982,469.78
September 25, 2010	41,619,418.13	April 25, 2014 and thereafter	0.00
October 25, 2010	40,582,645.03		